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Exhibit 21.1

Subsidiaries of the Company

Entity	Jurisdiction of Organization
Geokinetics USA, Inc. (fka Quantum Geophysical, Inc.),	Texas
Geokinetics Services Corp.	Texas
Geokinetics Processing, Inc. (fka Geophysical Development Corporation);	Texas
Geokinetics International Holdings, Inc. (fka Grant Geophysical, Inc.)	Delaware

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  Exhibit 21.1
Subsidiaries of the Company